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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number:  1-7872
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              (Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K

                   [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR


For Period Ended:                   JUNE 27, 2004

            ( ) Transition Report on Form 10-K and Form 10-KSB
            ( ) Transition Report on Form 20-F
            ( ) Transition Report on Form 11-K
            ( ) Transition Report on Form 10-Q and Form 10-QSB
            ( ) Transition Report on Form N-SAR
            For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


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Full Name of Registrant:            TRANSTECHNOLOGY CORPORATION

Former Name if Applicable


                                      N/A
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Address of Principal Executive Office (Street and Number)

      700 Liberty Avenue
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City, State and Zip Code

      Union, New Jersey 07083
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                                     PART II
                           RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semiannual report, transition report on Form 10-K, 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period

On August 6, 2004, the Registrant filed a response to the Commission's comment letter dated July 12, 2004 with respect to the Registrant's Form 10-K for the fiscal year ended March 31, 2004. The effort needed to respond to that comment letter within the required time period by the management of the Registrant, with the assistance of its independent public accountants and legal counsel, was significant. Certain of the disclosures in the Registrant's Form 10-Q for the fiscal quarter ended June 27, 2004 will be developed in accordance with the Registrant's response to the aforementioned comment letter. Accordingly, the Registrant will not have adequate time to complete and file the Form 10-Q without unreasonable effort or expense.



                                     PART IV
                                OTHER INFORMATION

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(1)   Name and telephone number of person to contact in regard to this notification:

      Joseph F. Spanier               (908)               624-421
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            Name                    Area Code         Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                        [ ]     Yes               [X]     No

      The Registrant's Form 11-K for the year ended March 31, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

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                        [ ]     Yes               [X]     No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                           TransTechnology Corporation
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   August 11, 2004              By:  /s/ Joseph F. Spanier
                                     Joseph F. Spanier
                                     Vice President, Chief Financial Officer and
                                     Treasurer*

                                     *On behalf of the Registrant as Principal
                                     Financial and Accounting Officer

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